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Conectiv Bethlehem LLC Balance Sheet (Dollars in Thousands) Unaudited
Actual
December 31, 2002
ASSETS

Current Assets
Cash and cash equivalents	*
Taxes receivable	*
Materials and supplies	*
*

Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
*
Construction work-in-progress	*
*

Deferred Charges and Other Assets	*

Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	*
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Other
*

Note Payable to Conectiv Energy Holding	*

Deferred Credits
Deferred income taxes	*
Derivative instruments	*
*

Capitalization
Construction loan	*

Common stock	*
Additional paid-in capital	*
Other comprehensive loss	*
Retained deficit	*
Total equity	*

Total capitalization	*

Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.